CONNECTICUT OFFICE:VANCOUVER OFFICE:

PO Box 577 #202, 5626 Larch Street

Sherman, CT Vancouver, BC

U.S.A. 06784Canada  V6M 4E1

Phone: 1.844.364.1830Toll Free: 1.844.364.1830

Fax: 1.860.799.0350

www.tangoldcorp.com

Tanzanian Gold First Closing of Financing

For Immediate Release                                                                           July 28, 2020

VANCOUVER (GlobeNewswire) - Tanzanian Gold Corp. (TSX: TNX); (NYSE American: TRX) (“Tanzanian Gold” or the “Company”) is pleased to announce that it has closed the  First Closing of US$4 Million of its previously announced financing (July 23, 2020) of up to US$14 million of unsecured convertible debentures (the “Financing”) with institutional investors Riverfort Global Opportunities PLC. and YA II PN, Ltd. (collectively, the “Investors”).

The proceeds from the Financing will be utilized for a significant expansion of the Buckreef Project oxide mining and processing operation, the advancement of a Feasibility Study for the larger sulphide mining complex, the continuation of multiple drilling programs, and general corporate purposes.

About Tanzanian Gold Corporation

Tanzanian Gold Corporation is building a significant gold mine at the Buckreef Project in Tanzania. The Company commenced production at its oxide plant in June 2020. Tanzanian Gold is now moving ahead to significantly expand its oxide plant’s processing capacity. An ongoing drill program has, to date, more than doubled the size of Measured and Indicated Resources to 2.036 million ounces. NI 43-101 compliant exploration mining targets have the potential to add up to another 2 million ounces. Tanzanian Gold is simultaneously advancing on three value-creation tracks:

1.Increasing production by expanding capacity at its oxide processing plant, which will operate separate and stand-alone during the full life of the larger sulphide mining and processing operation;

2.Advancing Final Feasibility for the sulphide operation utilizing a plant substantially larger than previously modelled, targeting annual gold production of 150,000 to 175,000 ounces; and

3.Considering an underground gold mining component at Buckreef. The Company has started ultra-deep drilling and completed a Level 1 stope design. The Company will start infill drilling to upgrade ounces currently in the Inferred category.

Respectfully Submitted,

James E. Sinclair

Executive Chairman

For further information, please contact Michael Martin, Investor Relations, via email at m.martin@tangoldcorp.com, direct line 860-248-0999, or visit the Company website at www.tangoldcorp.com

The Toronto Stock Exchange and NYSE American LLC have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We may use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC. U.S. Investors are urged to consider closely the disclosure in our SEC filings. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F for more information concerning these risks, uncertainties, and other factors.  Such forward-looking statements include, but are not limited to, that the Company will be able to build shareholder value, that the Company will be successful in its expansion at the Buckreef project, that it will be able to build a mine, and that the Company will be able to achieve positive cash flow.